Exhibit 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2006, 2005 and 2004

and Report of Independent Auditors

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Index to Consolidated Financial Statements

Report of Internal Auditors                                                              1

Consolidated Balance Sheets as of December 31, 2006 and 2005                             2

Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005        3

Consolidated Statements of Changes in Member Equity and Other Comprehensive Income
   for the Years Ended December 31, 2006, 2005 and 2004                                  4

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 2006, 2005, and 2004                                               5

Notes to the Consolidated Financial Statements                                           6

REPORT OF INDEPENDENT AUDITORS

To the Member of
Marina District Development Company, LLC
Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in member equity and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 27, 2007

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets

(In thousands)

                                                                                           December 31,
                                                                                  ------------------------------
                                                                                        2006            2005
                                                                                   --------------  --------------
Assets
Current assets
    Cash and cash equivalents                                                     $       53,807  $       49,848
    Accounts receivable, net                                                              40,319          33,862
    Income tax receivable                                                                 22,806          17,831
    Inventories                                                                            4,062           3,107
    Prepaid expenses and other                                                             4,008           4,529
    Deferred income taxes                                                                  1,444           1,178
                                                                                   --------------  --------------
            Total current assets                                                         126,446         110,355
Property and equipment, net                                                            1,201,607       1,013,744
Investment in ACES                                                                           400              --
Deferred financing fees, net                                                               7,943           8,619
Other assets, net                                                                         14,812           8,257
                                                                                   --------------  --------------
            Total assets                                                          $    1,351,208  $    1,140,975
                                                                                   ==============  ==============
Liabilities and Member Equity
Current liabilities
    Accounts payable                                                              $       11,111  $       11,290
    Construction payables                                                                 18,139          20,996
    Income taxes payable                                                                   1,834           7,107
    Accrued payroll and related                                                           26,928          27,071
    Accrued interest                                                                       3,602             744
    Accrued gaming liabilities                                                            21,783          20,218
    Accrued and other liabilities                                                         30,728          21,870
                                                                                   --------------  --------------
            Total current liabilities                                                    114,125         109,296
Long-term debt                                                                           554,600         341,700
Deferred income taxes                                                                      6,612           4,472
Other liabilities                                                                          9,138           7,400
Commitments and contingencies (Note 9)

Member equity                                                                            666,733         678,107
                                                                                   --------------  --------------
Total liabilities and member equity                                               $    1,351,208  $    1,140,975
                                                                                   ==============  ==============

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations

(In thousands)

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        2006          2005          2004
                                                                    ------------  ------------  ------------
Revenues
    Gaming                                                         $    735,145  $    696,965  $    623,400
    Food and beverage                                                   133,700       121,013       119,946
    Room                                                                 97,646        91,257        85,166
    Other                                                                42,533        35,470        23,769
                                                                    ------------  ------------  ------------
Gross revenues                                                        1,009,024       944,705       852,281
Less promotional allowances                                             195,759       180,722       175,862
                                                                    ------------  ------------  ------------
        Net revenues                                                    813,265       763,983       676,419

Costs and expenses
    Gaming                                                              289,749       265,024       237,091
    Food and beverage                                                    56,333        45,510        46,227
    Room                                                                 11,417        11,205        10,607
    Other                                                                32,805        31,515        19,149
    Selling, general and administrative                                 119,267       106,819       103,001
    Maintenance and utilities                                            56,681        52,176        44,777
    Depreciation and amortization                                        63,088        56,951        56,811
    Loss on disposal of assets                                            2,418           160           184
    Preopening expenses                                                   6,519            --            --
                                                                    ------------  ------------  ------------
        Total                                                           638,277       569,360       517,847
                                                                    ------------  ------------  ------------
Operating income                                                        174,988       194,623       158,572
                                                                    ------------  ------------  ------------
Other income (expense)
    Interest expense, net of amounts capitalized                        (23,271)      (23,930)      (35,118)
    Net gain (loss) on derivative financial instruments                      --          (808)          222
                                                                    ------------  ------------  ------------
        Total                                                           (23,271)      (24,738)      (34,896)
                                                                    ------------  ------------  ------------

Income before benefit from income taxes                                 151,717       169,885       123,676
Benefit from income taxes                                                 2,116         1,303         9,789
                                                                    ------------  ------------  ------------
Net income                                                         $    153,833  $    171,188  $    133,465
                                                                    ============  ============  ============

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Changes in Member Equity and Other Comprehensive Income

For The Years Ended December 31, 2006, 2005 and 2004

(In thousands)

                                                              Retained     Accumulated
                                                              Earnings        Other        Total          Total
                                              Capital       (Accumulated   Comprehensive   Member     Comprehensive
                                           Contributions      Deficit)     Income (Loss)   Equity     Income (Loss)
                                           --------------  --------------  ------------  ----------  ---------------
Balances, January 1, 2004                        446,700  $      (45,377) $    (15,141) $  386,182
Capital contributions                             30,807              --            --      30,807
Net income                                            --         133,465            --     133,465  $       133,465
Derivative instruments market adjustment,
    net of taxes of $0.9 million                      --              --         9,287       9,287            9,287
                                                                                                     ---------------
Total comprehensive income                            --              --            --          --  $       142,752
                                           --------------  --------------  ------------  ----------  ===============
Balances, December 31, 2004                      477,507          88,088        (5,854)    559,741
Distributions                                         --         (58,676)           --     (58,676)
Net income                                            --         171,188            --     171,188  $       171,188
Derivative instruments market adjustment,
    net of taxes of $0.6 million                      --              --         5,854       5,854            5,854
                                                                                                     ---------------
Total comprehensive income                            --              --            --          --  $       177,042
                                           --------------  --------------  ------------  ----------  ===============
Balances, December 31, 2005                      477,507         200,600            --     678,107
Distributions                                         --        (165,207)           --    (165,207)
Net income                                            --         153,833            --     153,833  $       153,833
                                                                                                     ---------------
Total comprehensive income                            --              --            --          --  $       153,833
                                           --------------  --------------  ------------  ----------  ===============
Balances, December 31, 2006                      477,507  $      189,226  $         --  $  666,733
                                           ==============  ==============  ============  ==========

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

(In thousands)

                                                                                         Year Ended December 31,
                                                                                 ----------------------------------------
                                                                                     2006          2005          2004
                                                                                 ------------  ------------  ------------
Cash flows from operating activities
   Net income                                                                   $    153,833  $    171,188       133,465
   Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation and amortization                                                  63,088        56,951        56,811
       Amortization of deferred financing fees                                         1,959         2,020         2,238
       Loss on disposal of assets                                                      2,418           160           184
       Net (gain) loss on deriviative financial instruments                               --           808          (222)
       Deferred income taxes                                                           2,056         3,313         6,890
       Provision for doubtful accounts                                                 7,287         4,381         4,995
   Changes in operating assets and liabilities
       Accounts receivable                                                           (13,744)      (14,016)      (11,668)
       Income tax receivable / payable                                               (10,248)        5,190       (23,021)
       Inventories                                                                      (955)         (121)         (765)
       Prepaid expenses and other                                                        521           471        (1,454)
       Other assets                                                                   (7,272)       (4,473)         (557)
       Other current liabilities                                                      12,959        14,891        12,487
       Other liabilities                                                               1,556         3,706         3,483
                                                                                 ------------  ------------  ------------
           Net cash provided by operating activities                                 213,458       244,469       182,866
                                                                                 ------------  ------------  ------------
Cash flows from investing activities
     Acquisition of property and equipment                                          (255,509)      (89,612)      (23,237)
     Investment in ACES                                                                 (400)           --            --
                                                                                 ------------  ------------  ------------
           Net cash used in investing activities                                    (255,909)      (89,612)      (23,237)
                                                                                 ------------  ------------  ------------
Cash flows from financing activities
     Financing fees                                                                   (1,283)           --        (3,572)
     Borrowings under bank credit agreements                                         778,500       573,000       367,792
     Payments under bank credit agreements                                          (565,600)     (656,900)     (548,348)
     Capital contributions                                                                --            --        30,807
     Distributions paid                                                             (165,207)      (58,676)           --
                                                                                 ------------  ------------  ------------
           Net cash provided by (used in) financing activities                        46,410      (142,576)     (153,321)
                                                                                 ------------  ------------  ------------
Net increase in cash and cash equivalents                                              3,959        12,281         6,308
Cash and cash equivalents, beginning of year                                          49,848        37,567        31,259
                                                                                 ------------  ------------  ------------
Cash and cash equivalents, end of year                                                53,807        49,848        37,567
                                                                                 ============  ============  ============
Supplemental disclosure of cash flow information
    Cash paid for interest, net of amounts capitalized                          $     18,454  $     26,019  $     29,218
                                                                                 ============  ============  ============
    Cash paid (refunded) for income taxes, net                                         5,952       (15,702)        6,007
                                                                                 ============  ============  ============
Supplemental schedule of non-cash investing activities
    Payables for capital expenditures                                           $     18,139  $     20,996  $         --
                                                                                 ============  ============  ============

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, ("MDDC, LLC") and Marina District Finance Company, Inc. ("MDFC"), its wholly-owned subsidiary, collectively referred to herein as the "Company", "We", or "Us". The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC ("Holding Company" or "Parent"). Holding Company is jointly owned by MAC, Corp. ("MAC"), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. ("BAC"), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey. We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities. On June 30, 2006, we opened our first expansion ("Public Space Expansion"), a project with a cost of approximately $200 million. The Public Space Expansion consists of approximately 35,000 square feet of additional casino space and substantial additions of non-gaming amenities including three additional fine dining restaurants, a second nightclub, and a multi-concept quick service dining facility.

We are currently in the process of our second expansion ("Rooms Expansion"). The centerpiece of the Rooms Expansion is a new hotel tower, The Water Club at Borgata, containing approximately 800 rooms and suites, and is being built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which will have access separate from our existing hotel tower, the Rooms Expansion will include a new spa, additional meeting room space, and a new parking structure. Construction of the Rooms Expansion, which is being built on land leased from MGM MIRAGE, began January 2006 and is expected to open near the beginning of 2008 at an estimated cost of approximately $400 million. BAC and MAC do not expect to make further capital contributions to us for the expansion project as we expect to finance the project from our cash flow and from our bank credit facility (see Note 6).

Pursuant to the Joint Venture Agreement (the "JV Agreement"), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day-to-day operations. We do not record a management fee to BAC, as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $15.9 million and $10.2 million at December 31, 2006 and 2005, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight- line method over the estimated useful lives of the assets (see Note 3). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Losses on disposal of assets are recognized when such assets are impaired while gains are recognized as realized.

Capitalized Interest

Interest costs associated with our expansion projects are capitalized as part of the cost of our constructed assets. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred financing fees, are capitalized on amounts expended for the respective projects using our weighted average cost of borrowing. Capitalization of interest will cease when the respective project, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. Capitalized interest for the years ended December 31, 2006, 2005 and 2004 was $6.5 million, $2.0 million and less than $0.1 million, respectively.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of long-term debt are amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. All other revenue is recognized as the service is provided. The majority of our gaming revenue is counted in the form of cash, chips and tokens and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        2006          2005          2004
                                                                    ------------  ------------  ------------
Room                                                               $     17,641  $     17,089  $     16,165
Food and beverage                                                        51,381        44,028        40,793
Other                                                                     9,947         7,744         5,649
                                                                    ------------  ------------  ------------
Total                                                              $     78,969  $     68,861  $     62,607
                                                                    ============  ============  ============

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2006, 2005 and 2004, these incentives were $62.8 million, $58.8 million and $62.4 million, respectively.

Income Taxes

Our Parent and we are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, we are required to record New Jersey state income taxes. In 2004, we were granted permission by New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. Pursuant to our tax sharing agreement with MAC and BAC, we owe our partners approximately $5.4 million and $4.0 million for the years ended 2006 and 2005, respectively. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with our partners. The amounts due to our partners are a result of the tax attributes our partners have contributed to the consolidated state tax return.

Pursuant to an amendment to the Casino Control Act, effective July 1, 2003, we are also subject to a 7.5% Adjusted Net Profits Tax which is imposed on a casino's adjusted net income as defined in the Casino Control Commission regulations. This tax of $3.8 million per year is based on our adjusted net income for our first twelve months of operations ended on June 30, 2004 and is imposed for each of the three fiscal years ended June 30, 2004 through June 30, 2006. We are entitled to a 50% credit against our Adjusted Net Profits Tax if we make qualifying capital expenditures, as defined by statute. We recognize this credit in arriving at our state tax benefit reported on the accompanying consolidated statement of operations (see Note 8).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimate for available tax credits, the estimated liabilities for our self-insured medical plan, slot club programs, contingencies and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expense certain costs of start-up activities as incurred. Preopening expenses were $6.5 million for the year ended December 31, 2006, consisting primarily of payroll related expenses and ground lease expenses related to our expansion projects. There were no such expenses for the year ended December 31, 2005 and 2004.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs included in selling, general and administrative expenses on the accompanying consolidated statements of operations were $14.2 million, $8.7 million and $6.8 million, respectively, for the years ended December 31, 2006, 2005 and 2004.

Employee Benefit Plans

We contribute to pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $4.6 million, $3.8 million and $3.7 million, respectively, for the years ended December 31, 2006, 2005 and 2004.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $3.1 million, $2.8 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Self Insurance

We are currently self insured up to $25 million, $0.5 million, and $0.2 million with respect to each property damage claim, general liability claim, and non-union employee medical case, respectively. We have accrued $3.2 million and $3.6 million for such claims at December 31, 2006 and 2005, respectively, and incurred expenses of approximately $11.2 million, $12.6 million and $7.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Derivative Financial Instruments and Other Comprehensive Income

All of our interest rate protection agreements matured on or before December 31, 2005 (see Note 7). We accounted for our interest rate protection agreements as derivative financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments. Our derivative financial instruments were utilized to reduce interest rate risk. We do not enter into derivative financial instruments for trading or speculative purposes. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. For derivatives designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

We accounted for our comprehensive income (loss) in accordance with SFAS No. 130, Reporting Comprehensive Income. Such amounts of accumulated other comprehensive income (loss) related to our derivative financial instruments reversed through our consolidated statements of operations over the lives of the derivative financial instruments.

Recently Issued Accounting Standards

In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 13-1 ("FSP 13-1"), Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 requires rental costs associated with ground operating leases that are incurred during a construction period to be recognized as rental expense. We adopted FSP 13-1 in 2006 and expensed $3.2 million of ground operating lease rental costs for the year ended December 31, 2006 which are included in preopening expenses on the consolidated statements of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to irrevocably account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. We do not expect the adoption of SFAS No. 155 to have a material effect on our consolidated financial statements, as we do not currently have any financial instruments that meet the criteria specified under SFAS No. 155.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 ("EITF 06- 3"), Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions. The consensus allows companies to choose between two acceptable alternatives based on their accounting policies for transactions in which the company collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. If such taxes are reported gross and are significant, companies should disclose the amount of those taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning February 1, 2007. We have historically presented sales net of tax collected and do not expect the adoption of EITF 06-3 to have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and applies to all tax positions accounted for in accordance with SFAS No. 109. We do not expect the adoption of FIN 48 to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS No. 158 also requires employers to measure the funded status of a plan as of the date of its year end and is effective for publicly traded companies as of the end of the fiscal year ending after December 31, 2006. We do not expect the adoption of SFAS No. 158 to have a material effect on our consolidated financial statements as we do not currently have a defined benefit postretirement plan that meets the criteria specified under SFAS No. 158.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), which adds Section N to Topic 1, "Financial Statements". Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. To provide full disclosure, registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their financial statements covering the first fiscal year ending after November 15, 2006. We do not expect the adoption of SAB No. 108 to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS No. 159 permits all companies to choose to measure eligible items at fair value at specified election dates. At each subsequent reporting date, a company shall report in earnings any unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the company also elects to apply the provisions of SFAS No. 157, Fair Value Measurements.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the December 31, 2006 presentation. These reclassifications had no effect on our net income as previously reported.

Note 2. Capital Contributions

At December 31, 2003, we had recorded contributions receivable from BAC and MAC in the amounts of $35.5 million and $4.1 million, respectively. These contributions receivable were classified as part of member equity on the consolidated balance sheet at December 31, 2003. Each receivable included $4.1 million related to unfunded contributions pursuant to the total of agreed-upon project costs in the operating agreement. The receivable from BAC also included $31.4 million related to the excess of total estimated project costs over the total agreed-upon project costs.  In June 2004, BAC and MAC signed an agreement that finalized the total amount of our original project costs subject to the resolution of a minor contract dispute and the potential refund of certain construction fees.  Pursuant to this agreement, both BAC and MAC agreed to waive the remaining capital contributions, which were finalized at $4.0 million each and would have funded us to the total of agreed-upon project costs.  In addition, BAC agreed to pay a total of $30.8 million to fulfill their obligation to fund the excess of actual original project costs, calculated before any resolution to the minor outstanding issues, above the total of agreed-upon costs. Accordingly, in June 2004, BAC made a $30.8 million capital contribution to us that was applied to the contribution receivable recorded at December 31, 2003. As such, there are no contributions receivable recorded subsequent to December 31, 2003.

Note 3. Property and Equipment

Property and equipment consists of the following (in thousands):

                                                                December 31,
                                         Estimated Life   --------------------------
                                             (Years)          2006          2005
                                         ---------------  ------------  ------------
Land                                           --        $     87,301  $     87,301
Buildings and improvements                    3-40            960,374       800,190
Furniture and equipment                        3-7            216,995       165,043
Construction in progress                       --             134,549        96,896
                                                          ------------  ------------
Total                                                       1,399,219     1,149,430
Less accumulated depreciation                                 197,612       135,686
                                                          ------------  ------------
    Property and equipment, net                          $  1,201,607  $  1,013,744
                                                          ============  ============

Depreciation expense was $62.4 million, $56.8 million and $53.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, our Rooms Expansion was in process (see Note 1). The majority of the total expenditures for this project as of December 31, 2006 are classified as construction in progress in the above table.

Note 4. Investment in ACES

In 2006, we entered into an agreement with two other Atlantic City casinos to form Atlantic City Express Service, LLC ("ACES"). With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City. The responsibilities of the managing member will rotate annually among the members. Our anticipated investment in ACES will be approximately $5.5 million. ACES is currently in the development stage and is expected to be operational by the end of 2007.

We account for our share of ACES under the equity method of accounting. As of December 31, 2006, we have made capital contributions of $0.4 million which is included on the accompanying consolidated balance sheet. Our share of ACES' net loss for the year ended December 31, 2006 was less than $0.1 million and is included in preopening expenses on the accompanying consolidated statements of operations.

Note 5. Related Parties

Pursuant to the JV Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. MAC is also responsible for their allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were $0.2 million and less than $0.1 million at December 31, 2006 and 2005, respectively. Reimbursable expenditures incurred were $0.7 million, $0.2 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2005, we entered into a series of ground lease agreements with MAC related to our expansion projects which increase our leased premises from a total of 15.5 acres to a total of 19.0 acres (see Note 9). These new ground lease agreements and the modified existing employee parking garage ground lease agreement provide the land on which our existing employee parking garage, the Public Space Expansion, the Rooms Expansion, and a modified surface parking lot will reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease (which can be terminated by either party upon 18 months written notice). The related amounts due to MAC for these types of expenditures were $0 and $0.3 million at December 31, 2006 and 2005, respectively. Related rent incurred was $5.5 million, $4.9 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing MAC for related property taxes paid on our behalf. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2006 and 2005. Related property tax incurred was $3.7 million, $1.7 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

In 2003, we entered into a one year airplane lease agreement with BAC. Related rent expense payments were $0.3 million for the year ended December 31, 2004. In 2004, we purchased the airplane from BAC for its appraised value of $5.8 million.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf primarily related to third party legal fees, insurance, investigative fees, and other. The related amounts due to BAC for these types of expenditures paid by BAC were $0.9 million and $0.4 million for the years ended December 31, 2006 and 2005, respectively. Reimbursable expenditures during the years ended December 31, 2006, 2005 and 2004 were $11.0 million, $6.0 million and $2.3 million, respectively, which were included in the accompanying consolidated statement of operations.

The related party balances are non-interest bearing and are included in either accounts receivable or accrued and other liabilities on the accompanying consolidated balance sheets.

Note 6. Debt

Amounts outstanding under each component of our bank credit agreements are as follows (in thousands):

                                                                                            December 31,
                                                                                       ----------------------------
                                                                                           2006           2005
                                                                                       -------------  -------------
Term loan                                                                             $          --  $     198,000
Revolving line of credit                                                                    554,600        143,700
                                                                                       -------------  -------------
Total debt                                                                                  554,600        341,700
Less current maturities                                                                          --             --
                                                                                       -------------  -------------
Total long-term debt                                                                  $     554,600  $     341,700
                                                                                       =============  =============

On February 15, 2006, the First Amendment was made to our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions. The amended bank credit agreement modified our existing amended bank credit agreement and consists of a $750 million revolving credit facility that matures on January 31, 2011. Availability under the revolving credit facility was used to repay in full the outstanding term loan component of the previous bank credit agreement. At December 31, 2006, $554.6 million was outstanding under the revolving credit facility and $3.6 million was allocated to support a letter of credit, leaving availability under the bank credit facility of $191.8 million.

The interest rate on the revolving credit facility is based upon either (i) the agent bank's quoted base rate or (ii) the Eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.2% to 0.375% per annum. The blended interest rates for outstanding borrowings under the bank credit agreements at December 31, 2006 and 2005 were 6.6% and 5.9%, respectively. The bank credit agreement is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The bank credit agreement contains certain financial and other covenants, including, without limitation, various covenants (i) establishing a maximum permitted total leverage ratio, (ii) establishing a minimum required interest coverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, and (iv) imposing restrictions on investments, dividends and certain other payments. We believe that we are in compliance with the covenants related to the bank credit agreement at December 31, 2006.

The scheduled maturities of long-term debt for the years ending December 31 are as follows (in thousands):

2007                     $        --
2008                              --
2009                              --
2010                              --
2011                         554,600
                          -----------
   Total                 $   554,600
                          ===========

Note 7. Interest Rate Protection Agreements

On March 8, 2001, we entered into several interest rate protection agreements to comply with the requirements of our original bank credit agreement at an initial cost of $0.8 million. All of our interest rate protection agreements matured on or before December 31, 2005. The interest rate protection agreements were cash flow hedges and consisted of interest rate swaps, caps and collars with a combined total initial aggregate notional amount of $310 million that commenced and matured at various dates ranging from December 2001 to December 2005. The interest rate protection agreements were accounted for as derivative financial instruments in accordance with SFAS No. 133. The net effect of our interest rate swaps resulted in an increase in interest of $5.1 million and $10.0 million, respectively, greater than the contractual rate of the underlying hedged debt for the years ended December 31, 2005 and 2004.

The increase or decrease in fair value of certain hedges deemed to be ineffective is reported in the accompanying consolidated statements of operations. The increase or decrease in fair value of certain hedges deemed to be effective is reported in other comprehensive income (loss) as a component of member equity on the accompanying consolidated balance sheets. The following table reports the effects of the mark-to-market valuations of our derivative financial instruments for the periods indicated (in thousands):

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        2006          2005          2004
                                                                    ------------  ------------  ------------
Net gain (loss) on derivative financial instruments due to
   ineffectiveness in certain hedges                               $         --  $       (808) $        222
                                                                    ============  ============  ============
Derivative financial instruments market adjustment                                      6,434        10,204
Tax effect of derivative financial instruments market adjustment,
   including effect of change of tax status                                  --          (580)         (917)
                                                                    ------------  ------------  ------------
Net derivative financial instruments market adjustment             $         --  $      5,854  $      9,287
                                                                    ============  ============  ============

Note 8. Income Taxes

We are entitled to a 50% credit against our Adjusted Net Profits Tax (see Note 1) if we make qualifying capital expenditures, as defined by statute. In 2003, we placed a valuation allowance of approximately $0.5 million on the credit because we had not made any qualifying capital expenditures, nor did we have any definitive expansion plans. In December 2004, we commenced the Public Space Expansion and submitted the appropriate applications for reimbursement of this tax. As such, we released the $0.5 million valuation allowance on the 2003 credit and realized an additional credit of $2.4 million, representing 50% of the Adjusted Net Profits Tax paid in 2004. This $2.9 million aggregate state tax benefit is included in our accompanying statement of operations for the year ended December 31, 2004 and a state tax benefit of $1.0 million and $1.9 million, respectively, representing 50% of the Adjusted Net Profits Tax paid in 2006 and 2005 is included in our accompanying statements of operations for the years ended December 31, 2006 and 2005.

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit because we made a qualified investment in a new business facility that created new jobs. The total estimated available credit related to our original investment is approximately $75 million over a five year period subject to certain annual conditions. An incremental credit related to our Public Space Expansion is estimated to be approximately $1.8 million over a 5 year period. We began receiving refunds related to this tax credit in early 2005. As such, we recorded approximately $23 million of net New Jobs Tax Credits during the year ended December 31, 2004, comprised of New Jobs Tax Credits generated from the years ended December 31, 2004 and 2003. We recorded approximately $16.9 million and $18.7 million of net New Jobs Tax Credits for the years ended December 31, 2006 and December 31, 2005, respectively. We expect to generate net New Jobs Tax Credits of approximately $17 million for 2007 and approximately $0.3 million per year for years 2008 through 2010. We may also be entitled to incremental New Jersey New Jobs Investment Tax Credits as a result of our Rooms Expansion as discussed in Note 1.

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

The Internal Revenue Service is currently examining federal income tax returns filed for the years ended December 31, 2004 and December 31, 2003. In the event that the examination results in an adjustment to federal taxable income, such adjustment would flow through to MAC and BAC, as we are not subject to federal income tax.

The following tables present our state income tax benefit and related deferred tax assets.

A summary of the benefit from state income taxes is as follows (in thousands):

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        2006          2005          2004
                                                                    ------------  ------------  ------------
State
   Current                                                         $     (4,172) $     (4,037) $    (15,761)
   Deferred                                                               2,056         2,734         5,972
                                                                    ------------  ------------  ------------
Benefit from state income taxes                                    $     (2,116) $     (1,303) $     (9,789)
                                                                    ============  ============  ============

The following table provides reconciliations between the state statutory rate and the effective income tax rates where both are expressed as a percentage of income.

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        2006          2005          2004
                                                                    ------------  ------------  ------------
Tax provision at state statutory rate                                       9.0%         9.0%         9.0%
New jobs investment tax credit                                            (11.2)        (11.0)        (11.8)
Adjusted net profits tax                                                    1.3           2.2           3.8
Adjusted net profits tax credit                                            (0.6)         (1.1)         (1.9)
Other, net                                                                  0.1           0.1           0.2
Valuation allowance                                                          --            --          (7.2)
                                                                    ------------  ------------  ------------
Total state income tax benefit                                             (1.4)%        (0.8)%        (7.9)%
                                                                    ============  ============  ============

The components comprising the Company's net deferred state tax liability are as follows (in thousands):

                                                              December 31,
                                                        ------------------------
                                                           2006         2005
                                                        -----------  -----------
Deferred state tax assets:
Preopening expense                                     $     1,629  $     2,716
State tax credit carryforwards                               1,657        1,657
Provision for doubtful accounts                              1,435          921
Reserve for employee benefits                                  450          387
Reserve differential for gaming activities                      76          294
Other                                                        1,106          561
                                                        -----------  -----------
Gross deferred state tax asset                               6,353        6,536
                                                        -----------  -----------
Deferred state tax liabilities:
Difference between book and tax basis of property           11,115        9,480
Other                                                          406          350
                                                        -----------  -----------
Gross deferred state tax liability                          11,521        9,830
                                                        -----------  -----------
Net deferred state tax liability                       $    (5,168) $    (3,294)
                                                        ===========  ===========

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

                                                              December 31,
                                                        ------------------------
                                                           2006         2005
                                                        -----------  -----------
Current deferred income tax asset                      $     1,444  $     1,178
Non-current deferred income tax liability                   (6,612)      (4,472)
                                                        -----------  -----------
Net deferred state tax liability                       $    (5,168) $    (3,294)
                                                        ===========  ===========

Note 9. Commitments and Contingencies

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 5) as of December 31, 2006 are as follows (in thousands):

2007                     $      8063
2008                            6958
2009                            5876
2010                            5149
2011                           5,154
Thereafter                   288,432
                          -----------
   Total                 $   319,632
                          ===========

For the years ended December 31, 2006, 2005 and 2004, total rent expense was $11.9 million, $6.8 million and $7.0 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company extending the end of the terms to 20 years from the opening of our Rooms Expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $6.5 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $4.8 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority ("CRDA"). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2006, 2005 and 2004 were $9.2 million, $8.8 million and $8.8 million, respectively, of which valuation provisions of $4.3 million, $4.7 million and $8.0 million, respectively, are included in selling general and administrative expenses on the accompanying consolidated statements of operations due to the respective underlying agreements.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the "Casinos") entered into a Grant and Donations Agreement (the "Agreement") with the New Jersey Sports & Exposition Authority (the "NJSEA") and the CRDA in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks.

Under the terms of the Agreement, the Casinos shall pay to the NJSEA $34 million to be used for certain authorized purposes (the "Authorized Uses") as defined by the Agreement. The $34 million to be paid by the Casinos shall be payable over a four year period as follows: $7 million was paid October 15, 2004; $8 million was paid October 15, 2005; $9 million was paid on October15, 2006; and $10 million will be paid on or before October 15, 2007. In the event any of the $34 million is not used by NJSEA for the Authorized Uses by January 1, 2009, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino's share of the $34 million will equate to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, shall be responsible for the payment of all amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall pay a pro rata share of the defaulted payment based upon their share of the gross gaming revenue for the period as compared to the gross gaming revenues for the period for all Casinos calculated without the gross gaming revenue of the defaulting casino. As a result, we will expense our pro rata share of the $34 million, estimated to be approximately $4.7 million in total using our actual and forecasted market share of gross gaming revenue, on a straight line basis over the applicable term of the Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2006, our share of the $9 million paid on October 15, 2006 was approximately 13.9%, or $1.3 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2005, our share of the $8 million paid on October 15, 2005 was approximately 13.9%, or $1.1 million. We recorded an expense of $1.0 million, $1.1 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Also under the terms of the Agreement, the CRDA approved donations in the aggregate amount of $62 million from the Casino's North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Agreement including casino projects approved pursuant to rules of the CRDA. The CRDA shall credit 100% of the donations received from each casino against that casino's obligation to purchase bonds. The donation shall provide that each casino's share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino's respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino's share of the required donations, then that casino's other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we will expense our pro rata share of the $62 million on a straight line basis over the applicable term of the Agreement; however, our Rooms Expansion project may qualify, pursuant to rules of the CRDA, for eligibility to receive future credits of approximately $6.8 million under this Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million is approximately 12.0%, or $7.4 million. We recorded an expense of $1.6 million, $1.6 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Based on current gross gaming revenue projections, we expect it will take approximately 10 to 12 years to fully fund this obligation as the third quarter of 2006 was the first quarter we were subject to fund North Jersey Obligations.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.